Exhibit 4.3
DESCRIPTION OF SECURITIES
The following description summarizes certain important terms of the capital stock of Senti Biosciences, Inc. (the “Company,” “Senti,” “we,” “us,” and “our”) as of the date of this Annual Report on Form 10-K (the “Annual Report” or “Form 10-K”) as specified in our Second Amended and Restated Certificate of Incorporation (as amended and/or restated from time to time, the “Charter”), Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (the “Certificate of Designation”) and our Amended and Restated Bylaws (the “Bylaws”). Because the following description is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this exhibit titled “Description of Securities,” you should refer to the Charter, the Bylaws, the Investor Rights and Lock-up Agreement dated June 8, 2022, by and among us and the parties listed therein as Investors (the “Investor Rights and Lock-Up Agreement”), the Registration Rights Agreement dated August 31, 2022 between us and Chardan Capital Markets, LLC (the “Chardan Registration Rights Agreement”), the Option Agreement dated August 7, 2023 between us and GeneFab, LLC (the “GeneFab Option Agreement”) and the Registration Rights Agreement dated December 2, 2024 between us and the parties listed therein (the “Registration Rights Agreement”), which are included as exhibits to this Form 10K of which this Exhibit 4.3 is a part, and to the applicable provisions of Delaware General Corporation Law (the “DGCL”).
Authorized and Outstanding Stock
The Charter authorizes the issuance of 510,000,000 shares, consisting of 500,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value per share. As of March 18, 2025, there were 25,986,457 shares of common stock outstanding. On December 2, 2024, we filed the Certificate of Designation which authorized 21,200 shares of Series A Preferred Stock. In December 2024, we issued an aggregate of 21,157 shares of Series A Preferred Stock, all of which were converted into shares of Common Stock on March 10, 2025 in accordance with the automatic conversion provisions under the Certificate of Designation, as described below under “Preferred Stock—Conversion”. Accordingly, as of March 18, 2025, there were no shares of Series A Preferred Stock outstanding.
Common Stock
The Charter provides the following with respect to the rights, powers, preferences and privileges of our common stock.
Voting Power
Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of our common stock possess all voting power for the election of the directors and all other matters requiring stockholder action. Holders of our common stock are entitled to one vote per share on matters to be voted on by stockholders.
Dividends
Holders of our common stock will be entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. We have not historically paid any cash dividends on our common stock to date and do not intend to pay cash dividends in the foreseeable future. Any payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial conditions. In no event will any stock dividends or stock splits or combinations of stock be declared or made on our common stock unless our common stock at the time outstanding are treated equally and identically.
Liquidation, Dissolution and Winding Up
In the event of our voluntary or involuntary liquidation, dissolution or winding-up, our net assets will be distributed pro rata to the holders of our common stock, subject to the rights of the holders of the preferred stock, if any.
Preemptive or Other Rights
There are no sinking fund provisions applicable to our common stock.

Transfer Rights
Subject to applicable law and the transfer restrictions set forth in Article IV of the Bylaws, shares of our common stock and the rights and obligations associated therewith are fully transferable to any transferee.
Preferred Stock
Undesignated Preferred Stock
The Charter provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix designations, powers, including voting powers, full or limited, or no voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series of preferred stock and any qualifications, limitations and restrictions thereof. Our board of directors is also able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of our common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of Senti or the removal of existing management.
Series A Preferred Stock
Of the 10,000,000 authorized shares of preferred stock under the Charter, our board of directors has designated 21,200 shares as Series A Preferred Stock pursuant to the Certificate of Designation. The Certificate of Designation provides the following with respect to the rights, powers, preferences and privileges of our Series A Preferred Stock.
Conversion
Pursuant to the Certificate of Designation, each share of Series A Preferred Stock was issued at $2,250.00 per share and, subject to the Stockholder Approval (as defined below), was convertible into 1,000 shares of common stock. Subject to the terms and limitations contained in the Certificate of Designation, the Series A Preferred Stock did not become convertible until our stockholders approved (i) the issuance of all shares common stock issuable upon conversion of the Series A Preferred Stock and (ii) the issuance of all shares of common stock issuable upon the exercise of certain warrants issued in connection with the Series A Preferred Stock (collectively, the “Stockholder Approval”). We received the Stockholder Approval on March 6, 2025, and in accordance with the Certificate of Designation, on March 10, 2025, we, at our option, caused each outstanding share of Series A Preferred Stock to automatically convert into 1,000 shares of common stock at the conversion price of $2.25 per share. Accordingly, all previously outstanding shares of Series A Preferred Stock were converted into an aggregate of 21,157,000 shares of common stock, and there are no shares of Series A Preferred Stock currently outstanding.
Dividends
Subject to the terms and conditions in the Certificate of Designation, from and after the date of the issuance of any shares of Series A Preferred Stock, dividends at the rate per annum of 18% of the Original Per Share Price (as defined in the Certificate of Designation) of such share, plus the amount of previously accrued dividends, compounded annually, accrued on each share then outstanding, such that the first compounded dividend would have been payable on January 1, 2026, with compounding annually from June 30, 2025 on any unpaid dividends. Accruing Dividends (as defined in the Certificate of Designation) accrued on a quarterly basis whether or not declared, and were cumulative; provided, however, that except as set forth in the Certificate of Designation, such Accruing Dividends were payable only when, as, and if declared by our Board and, except as provided in the Certificate of Designation, we were under no obligation to pay such Accruing Dividends. The Accruing Dividends were payable at our option in cash, additional shares of Series A Preferred Stock, or any combination thereof, and were required to be paid on June 30 and December 31 of each calendar year with respect to any shares of Series A Preferred Stock then outstanding; provided, that (i) the first Dividend Payment Date (as defined in the Certificate of Designation) was June 30, 2025 (but was not payable on any shares of Series A Preferred Stock that prior to such date had been converted into Common Stock) and (ii) in the event all the shares of Series A Preferred Stock have been converted into Common Stock on or before June 30, 2025, no Accruing Dividends would have been payable. If we received the Stockholder Approval prior to June 30, 2025 and we consummated an automatic conversion or any holder of Series A Preferred Stock consummated an optional conversion, all Accruing Dividends that would be payable after the date of such conversion with respect to any shares of Series A Preferred Stock so converted would be cancelled and would no longer be payable.
Voting Rights
Except as provided in the Certificate of Designation or as otherwise required by the DGCL, the holders of the Series A Preferred Stock had no voting rights. However, so long as at least 6,347 shares of the Series A Preferred Stock remained outstanding, we could not, either directly or indirectly by amendment, merger, consolidation, domestication, transfer, continuance, recapitalization, reclassification, waiver, statutory conversion, or otherwise, effect certain acts or transactions, as provided in the Certificate of Designation, without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of at least a majority of the then outstanding shares of Series A Preferred Stock, voting together as a single class.
Liquidation
Prior to the Stockholder Approval, in the event of any voluntary or involuntary liquidation, dissolution or winding up of us, including a change of control transaction, or deemed liquidation event, the holders of shares of Series A Preferred Stock then outstanding were entitled to be paid out of our assets available for distribution to our stockholders, and in the event of a deemed liquidation event, the holders of shares of Series A Preferred Stock then outstanding were entitled to be paid out of the consideration payable to stockholders in such deemed liquidation event or the other proceeds available for distribution to stockholders, before any payment could be made to the holders of any other shares our capital stock by reason of their ownership thereof, an amount in cash equal to the three times (3x) the Original Per Share Price, together with any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon.
Redemption
Unless prohibited by (a) Delaware law governing distributions to stockholders or (b) applicable stock exchange rule or regulation, we, if elected by any individual holder of Series A Preferred Stock upon written notice delivered to us at any time on or after the Redemption Trigger Date (as defined in the Certificate of Designation), were required to redeem all then-outstanding shares of Series A Preferred Stock held by such holder of Series A Preferred Stock, at the Redemption Price (as defined in the Certificate of Designation), on a date no later than the Redemption Date (as defined in the Certificate of Designation). In order to effect such redemption, we were required to apply all of our assets to any such redemption, and to no other corporate purpose, except to the extent prohibited by Delaware law governing distributions to stockholders. On each applicable Redemption Date, we were required to redeem the total number of shares of Series A Preferred Stock held by the electing holder of Series A Preferred Stock immediately prior to the Redemption Date; provided, however, that certain excluded shares would not be redeemed and would be excluded from the calculations set forth in the Certificate of Designation. If, on the applicable Redemption Date, Delaware law governing distributions to stockholders prevented us from redeeming all shares of Series A Preferred Stock to be redeemed from the electing holder of Series A Preferred Stock, we were required to redeem the maximum number of shares that we could redeem consistent with such law, and were required to redeem the remaining shares as soon as we could lawfully do so under such law; provided, that in the event we are obligated to redeem shares of Series A Preferred Stock from more than one holder of Series A Preferred Stock on an applicable Redemption Date, we were required to ratably redeem the maximum number of shares that we could redeem in accordance with Delaware law from all electing holders of Series A Preferred Stock, and were required to ratably redeem the remaining shares from such electing holders of Series A Preferred Stock as soon as we could lawfully do so under such law.
Registration Rights
2022 Registration Rights Agreement
We, Dynamics Special Purpose Corp., a Delaware corporation (“DYNS”), and certain of our stockholders entered into the Investor Rights and Lock-up Agreement, pursuant to which, among other things, such stockholders were granted certain registration rights with respect to certain shares of securities held by them.

The holders of the Founder Shares (as defined in the Investor Rights and Lock-up Agreement), the holders of the Private Placement Shares (as defined in the Business Combination Agreement) and the Anchor Investors (as defined in the Business Combination Agreement) are entitled to registration rights pursuant to the registration and stockholder rights agreement requiring us to register such securities for resale. The holders of these securities are entitled to make up to three demands, excluding short form demands, that DYNS registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of an initial business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering our securities. DYNS will bear the expenses incurred in connection with the filing of any such registration statements. Under the Investor Rights and Lock-up Agreement, the Anchor Investors will be entitled to registration rights in respect of these shares. In addition, the PIPE Investors (as defined in the Business Combination Agreement) are entitled to registration rights pursuant to the subscription agreements they entered into with DYNS in connection with the PIPE Investment (as defined in the Business Combination Agreement).
These registration rights are only applicable so long as we do not already have a resale registration statement in effective for these shares. As of the date of this Form 10-K, we currently have in effect a resale registration statement for the shares included in the Investor Rights and Lock-up Agreement.
Chardan Registration Rights Agreement
We and Chardan Capital Markets LLC (“Chardan”), entered into the Chardan Registration Rights Agreement, pursuant to which, among other things, we agreed to file a registration statement registering the resale by Chardan of shares our common stock issued to it by us pursuant to the Common Stock Purchase Agreement, dated August 31, 2022, by and between us and Chardan and to maintain the effectiveness of such resale registration statement.
GeneFab Option Agreement and Registration Rights
We and GeneFab, LLC, or GeneFab, entered into the GeneFab Option Agreement, pursuant to which GeneFab has the right to invest up to approximately $20 million to purchase up to 1,963,344 shares of common stock, subject to approval by our stockholders to the extent required pursuant to applicable Nasdaq rules, at a price of $10. 1867 per share in private placements in up to ten installments. Pursuant to the GeneFab Option Agreement, we also agreed to register all of the shares of common stock purchased by GeneFab under the GeneFab Option Agreement for resale by filing up to four registration statements, subject to certain conditions and restrictions contained in the GeneFab Option Agreement, is incorporated herein by reference. This letter agreement relating to the option was assigned to Celadon Partners LLC, an affiliate of GeneFab.
Registration Rights Agreement
We and the investors, who participated in the private placement transaction in December 2024 (the “PIPE Transaction”), entered into the Registration Rights Agreement, pursuant to which, among other things, we agreed to file, as promptly as reasonably practicable following the closing of the PIPE Transaction, but, in any event, not later than one hundred twenty (120) days thereafter (the “Filing Date”), a resale registration statement on Form S-3 (or Form S-1 if Form S-3 is not available) providing for the resale by the Selling Securityholders of (i) the shares of common stock issuable upon conversion of the Series A Preferred Stock and (ii) the shares of common stock issuable upon the exercise of the Warrants , wherein (i) and (ii) collectively are referred to as the Registrable Shares, and to use commercially reasonable efforts to cause such resale registration statement to be declared effective as soon as practicable but in any event no later than the earlier of (a) the seventy-fifth (75th) calendar day following the Filing Date of the registration statement if the SEC notifies us that it will “review” the registration statement and (b) the fifth (5th) business day after the date we are notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. We also agreed to take all steps necessary to keep such registration statement effective at all times until all Registrable Shares have been resold, or there remains no Registrable Shares. We have agreed to pay a liquidated damages penalty upon certain failures to meet the deadlines set forth above or to keep the resale registration statement continuously effective, which penalties will not exceed 5% of the aggregate subscription amount.

Anti-Takeover Provisions
Charter and Bylaws
Among other things, the Charter and Bylaws (as amended from time to time):
•permit our board of directors to issue up to 10,000,000 shares of preferred stock, of which 21,200 shares were designated Series A Preferred Stock, as described above under the section titled “—Preferred Stock,” with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change of control;
•provide that our number of directors may be changed only by resolution of our board of directors;
•provide that, subject to the rights of any series of preferred stock to elect directors, directors may be removed only with cause by the holders of at least 75% of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;
•provide that all vacancies, subject to the rights of any series of preferred stock, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
•provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;
•provide that special meetings of our stockholders may be called by our board of directors pursuant to a resolution adopted by a majority of the board;
•provide that our board of directors will be divided into three classes of directors, with the directors serving threeyear terms, therefore making it more difficult for stockholders to change the composition of our board of directors; and
•not provide for cumulative voting rights, therefore allowing the holders of a majority of our common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.
To the fullest extent permitted by the DGCL, our Charter and Bylaws, provide that our board of directors and Officers (as defined in the DGCL) shall not be personally liable to us or our stockholders for monetary damages for breach of their fiduciary duty except for liability (a) for any breach of the director or officer’s duty of loyalty to us or our stockholders, (b) for the director or officer’s acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for any transaction from which the director or officer derived an improper personal benefit, (d) in the case of directors, under Section 174 of the DGCL or (e) in the case of officers, arising from any claim brought by or in the right of the Company.
Our Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our Bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.
The combination of these provisions make it more difficult for the existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors will have the power to retain and discharge its officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock.
Certain Anti-Takeover Provisions of Delaware Law
We are subject to the provisions of Section 203 of the DGCL. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:
•a stockholder who owns 15% or more of our outstanding voting stock, otherwise known as an “interested stockholder”;
•an affiliate of an interested stockholder; or
•an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.
•A “business combination” includes a merger or sale of more than 10% of a corporation’s assets. However, the above provisions of Section 203 would not apply if:
•the relevant board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;
•after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or
•on or subsequent to the date of the transaction, the initial business combination is approved by the board of directors and authorized at a meeting of the corporation’s stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.
These provisions may have the effect of delaying, deferring, or preventing changes in control.
Choice of Forum
Pursuant to our Bylaws, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or employees to us or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our Charter or our Bylaws (including their interpretation, validity or enforceability); or (iv) any action asserting a claim governed by the internal affairs doctrine. This exclusive forum provision will not apply to any causes of action arising under the Securities Act of 1933 (the “Securities Act”), or the Securities Exchange Act of 1934 the “Exchange Act”), or any other claim for which the federal courts have exclusive jurisdiction. Stockholders cannot waive compliance with the Securities Act, the Exchange Act or any other federal securities laws or the rules and regulations thereunder. Unless we consent in writing to the selection of an alternate forum, the United States federal district courts shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. In addition, our Bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to these exclusive forum provisions.
The forum selection provisions in our Bylaws may limit our stockholders’ ability to litigate disputes with us in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our stockholders. In addition, these forum selection provisions may impose additional litigation costs for stockholders who determine to pursue any such lawsuits against us.
Transfer Agent

Continental Stock Transfer & Trust Company is the transfer agent for our common stock.
Trading Symbol and Market
Our common stock is listed on the Nasdaq Capital Market under the symbol “SNTI”.